Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination between Tailwind Two Acquisition Corp., a Cayman Islands exempted company, and Terran Orbital Corporation, a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of the Q&A portion of an investor day conference call held on February 17, 2022.

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Terran Orbital

Investor Day

February 17, 2022

C O R P O R A T E   P A R T I C I P A N T S

Eric Leeds, Head of Investor Relations

Chris Hollod, Co-Chief Executive Officer & Director, Tailwind Two

Marc Bell, Co-Founder, Chairman & Chief Executive Officer, Terran Orbital

Marco Villa, Executive Vice President & Chief Revenue Officer

Christian "Boris" Becker, President, Satellite Solutions

Roger Teague, President, Defense & Intelligence Systems

David Mann, Vice President, Strategy, Army Systems & Defense Programs

Eric Truitt, Chief Solutions Officer

Gary Hobart, Chief Financial Officer

Jonathan Siegmann

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Jonathan Siegmann

I'm excited you have joined us today. Now I will transition to the Q&A portion of our call. As a reminder, please feel free to submit your questions through the meeting platform.

Our first question I'd like to direct to Marco Villa, our Chief Revenue Officer. The number of satellites launched into orbit has increased 209% in 2020. How do you expect regular flights of the Starship with a hundred ton payloads to impact the small sat manufacturing demand?

Marco Villa

Well, thank you very much, Jon. It's always interesting to look at what are they offering on the launch domain and see how that is going to change the need of manufacturing. Specific to the Starship, it's not being built specifically for small satellite launches. It's going to be also utilized by them as secondary ride share, but there is—the good news is that there are plenty of additional launch capacity not just through the specific launch vehicle mentioned that is going to come on board. How that's going to change is very simple. It's an enabler. The moment that this becomes more and more of a commodity and the moment that there is more and more opportunities in different orbits, different altitudes, different timelines to place satellite, the entire concept of being fractionated and independent with a small satellite capability has even more relevance. Hence, is going to increase. It's just the natural evolution of this type of business.

Jonathan Siegmann

Thank you. Next one for you, Boris. Can you discuss the competitive advantages, price, functionality that your satellites have over competing systems manufactured by Prime, such as Millennium Space, Boeing or L3Harris?

Christian “Boris” Becker

Well, thanks, Jon. I can speak to the capability and capacity that we have today at Terran Orbital and Satellite Solutions. But going forward, the increased capacity, capability of our workforce, of our facilities, and what that's going to mean for our ability to deliver satellites at a cost-effective price for our customers. As we take payloads from our customers and integrate them here and to provide buses or continue to provide complete satellites to our customers, we believe that we are positioned today and for the future to be the most cost-effective and competitive satellite solutions provider.

Jonathan Siegmann

Thank you. Gary, one for you. Regarding the new facility in Florida, what will it cost to open that facility and when do you expect it to be operational?

Gary Hobart

Thank you, Jon. Our facility in Florida will be open in approximately three years. The cost of development is a little over $300 million. The cost run through our financial model in the form of roughly a $30 million contribution by us into the facility. The balance of the cost are paid for as a rent stream that run through our model as rent streams as we occupy the facility.

Jonathan Siegmann

Switching over to earth observation. One for David. How quickly will the government customer adopt using commercial SAR data?

David Mann

Yes. Short answer: now. Quite frankly, DoD can't get commercial SAR soon enough. This is the reason why DoD is focusing on commercial SAR capabilities to support the Warfighter during its large scale exercises, like the annual Project Convergence Exercise Series that involves our services, our allies. The enemy understands the shortfall that we have with electro-optical systems on orbit and that's the reason why they transition a lot of their operations to the night or during periods of cloud and smoke and whatnot. Again, DoD needs this, wants it now, as soon as we can bring it to their forces.

With that, stand by for any other questions. Thank you.

Jonathan Siegmann

Thank you. Another one on the topic. Is earth observation imagery from companies like Maxar and Planet Labs competitive or complementary to the SAR constellation? Can you comment, Roger?

Roger Teague

You bet. We view them as complementary capability. SAR brings a complementary capability. Just as electro-optical has its specific purposes and advantages, SAR has its inherent advantages as well. Really, you're talking about a lot of different capabilities that all complement each other.

Jonathan Siegmann

Thank you. Maybe switching back to Satellite Solutions. One for Marc. Can you help us understand what parts of the small satellite you are responsible for building and what parts of the small satellite your customers provide? In other words, how much is the small satellite do you ultimately put into orbit verses what is supplied by others?

Marc Bell

We view ourselves as, what's called a bus manufacturer. We build the guts of the satellite, the actual unit of the satellite, the flight computer, the SAR tracker, the solar panels, everything to do that, and then we'll go to the top of the satellite, is what we call the payload. Where as I said earlier, we're payload agnostic. We can do 5G, Internet of Things, electro-optical imaging. The only payload that we manufacture in-house today is synthetic aperture radar. That's our first payload application that we do. We partner with third parties, with Lockheed Martin for the rest of our payloads, but as time goes on we'll bring more and more of those payloads in-house and manufacture them for customers.

Jonathan Siegmann

Marc, to add on that, what is preventing one of your customers from switching from a small satellite that you build to another manufacturer as they expand out their constellation?

Marc Bell

Since we make most of our components—85% of our components we manufacture in-house. If they were to switch to somebody else, they're really starting from scratch and they're taking all the risks of—it's not so easy. If you think of it, you buy a car, you could pull it out of the dealership, it breaks down, they tow it back, they fix it, they give it back to you the next day. With satellites, we don't have that luxury. They have to work every time, all the time, without fail. When we're building satellite for our customer, they know that once it’s working, it’s working. If they want to switch to another vendor, they're taking the risk that it may not work the first time of a new orbit, especially from a lot of these upstarts that are trying to get out there to build their own satellites. Instead of hiring someone that's got the experience like we have to do it, they're risking their business on their first satellite.

Jonathan Siegmann

Thank you. Back to our constellation. One for Roger. Does your project have the capability to communicate with manned and non-manned assets in a potential teaming solution?

Roger Teague

Yes, that's a great question. Thank you very much. The answer is yes. We have—we've made business decisions and are honored to have been selected by the government to—a couple of different awards to integrate optical inter-satellite link technology aboard the PredaSAR spacecraft and communicate and as part of a demonstration with the AFRL Blackjack constellation. Very proud and honored to be able to go forward with that integration and that demonstration. It's going to help a lot to be able to do that. And then, likewise, we have another demonstration that we'll be hosting to do exactly what was described with regard to a demonstration with other tactical assets.

It's an important part of what we do. Getting data off the spacecraft and into decision-maker's hands rapidly is closing the decision cycle and being able to get actionable information as quickly as possible into the decision-maker's hands. Thank you.

Gary Hobart

You know what I love about this is this is secondary payload revenue that is not even in the model, so I'm really happy that Roger brought to us and makes me very happy.

Roger Teague

Thanks.

Jonathan Siegmann

Another one on the capabilities related to current events. David, if you wouldn't mind commenting on this. Discuss the importance of the PredaSAR constellation in tracking enemy troop movements at night, and then poor weather, this week tracking Russian military in Ukraine, how could that have been used?

David Mann

Well, it's really something. If you look at a lot of the newsfeeds, a lot of times you'll see imagery that's daytime imagery. That's good and that's useful and what we're bringing to the war-fighter is something that will complement and fill those holes. My background is missile defense and we talk a lot about hypersonic missiles and being able to address that threat set through all phases of flight. Well, quite frankly, we need to see it before they launch. Left of launch capability and seeing those activities that, many times, occur at night, is critically important to the war-fighter. Can't stress that enough.

Jonathan Siegmann

Thank you. Gary, one for you here. What is the biggest obstacle and threat to achieving the numbers you've shown, the projections, and is there anything that management will be watching very closely?

Gary Hobart

Yes, actually, I'll say two things. One is that we see the demand for small satellites. One of the big risks is that people may say, "Well, would the government want to go with the billion dollar solution they've been using for the last 20 years and not explore and actually go after and build out those constellations that are done in millions of dollars in months. Is there a risk that they just decide to keep expensive legacy systems?" That's already been proven to be a risk that’s on the other side of us because the orders we're seeing, the announcements we've made are proving out that the demand being seen is actually coming to fruition.

I think the second risk, quite frankly, when you have increasingly large orders is basically just serving and executing. One of the announcements we made this week was to add additional space in Irvine. That was not planned a year ago, this is something we're adding because we're seeing such a tremendous demand, we want to bring on more capacity now even ahead of the addition we're making to Space Florida in Florida.

A lot of it's just real execution. Look, I think the other thing you have to think about is we're very capital disciplined. As we're deploying our constellation, we're going to be looking at demand in advanced signals, always be tweaking to what exactly are we—what is our good risk/reward? Right now, we're seeing very good, strong demand in that area as well.

This is a great opportunity to be—to express risk in space as an investor and we're set up with the 10-year history we have of being a builder, a designer, an operator of satellites for customers and we're doing it either as sales to them directly, or as data sales from our own constellation. It's a really great way to express risk in this area.

Jonathan Siegmann

Thank you. Marc, one for you. With so many satellites in space in the future, what is the likelihood of space collision?

Marc Bell

If you think about it, there's going to be 50,000 satellites launched over the next 10 years, you have 4,000 already in orbit, but you have 3.2 billion cars on the earth, which is only 40% covered by land. On earth, everyone's on the same plane and in space you have 43,000 miles wide. You have a lot of space in space. That being said, it could happen. But just like you have airplanes today, something called TCAS, which is the Traffic Collision Avoidance System, on planes today, where it's going to be—that type of technology is going to be used on satellites in the future. We're working on that now, to install these collision avoidance systems on our future buses, and that way they will get out of the way so that if an objective comes towards them they'll get back to where they need to go all on their own its Al in space, we are moving so that the satellites can think on their own without human interaction.

Jonathan Siegmann

Marc, another question similar to that topic. How's the company managing the associated environmental impacts and the political risks surrounding so much in space?

Marc Bell

We want to be—we believe in sustainability and having minimal impact on the environment. Not just the environment on earth but the environment in space as well. All of our satellites are programmed to de-orbit when they're done with their mission. That way we don't leave any junk behind, and everything burns up in the atmosphere and it vaporizes and zero impact. That's the idea.

Jonathan Siegmann

One for you, Eric. At this time, you have not included radio frequency listening as part of the capabilities. Is there a role for that and is that a replacement or a complement to SAR?

Eric Truitt

Yes. Great question. We have a software-defined satellite. Our satellite has multiple communication systems, multiple antennas and onboard processing and all those systems are backed with the software-defined capability for us to upgrade and enhance those capabilities at any time while the spacecraft is on orbit. That essentially future proofs our spacecraft, both giving us an opportunity to improve the technology, but also to respond to customer needs. If our customer mission asks us to look at different areas or different applications of our system, we'll always be open to those ideas and solving the technical challenges or mission challenges and use cases our customers have. Thanks.

Jonathan Siegmann

Thank you. Roger, could you comment on how far out in future years are some of the government and commercial customer contract commitments?

Roger Teague

You bet. Great question. As with all government programs and contracts, you are typically—you have visibility across the Future Years Defense Program, or the FYDP, which really gives you a peek at notionally four to five years into the overall strategic plan of the military departments. I think though that our senior leadership across the Department of Defense and the Intelligence community, as well as frankly the executive branch and Congress have tipped their hands pretty strongly towards commercial systems. The NDAA, the last few NDAAs have been very clear about congressional intent to leverage commercial capabilities and in fact seek to find commercial solutions before moving forward with traditional programs of record. Between that and a significant number of senior leaders echoing the need to be able to move their architectures and complement and augment and provide more resiliency in addition to the current capabilities that are on orbit.

We think that our nation's leadership has spoken very loudly about this, and again, we believe that we're well-positioned to be able to take advantage of that opportunity.

Jonathan Siegmann

Thank you. Marc, can you discuss the value of having manufacturing scale, building a thousand small sats per year, to remaining competitive and achieving operational leverage?

Marc Bell

Sure. Thank you, Austin from Canaccord, for some of the questions. We try to—we're building ahead of progress. We both build and we hire ahead of programs that we believe that we will be getting down the road. As we look towards increasing our manufacturing scale, we're not just doing it for the sake of doing it, is that we have a $9 billion-plus pipeline, we know what's coming down the road and so we're going ahead and building ahead of that because by the time we get awards it's too late to add manufacturing and to add people. As some would say, people should look at our hiring ramp-ups and our space ramp-ups as an indicator of future things coming down the road.

Jonathan Siegmann

Marc, what more detail can you provide about the $170 million in contract awards you announced this week?

Marc Bell

Well, as you saw today, part of that $170 million was an award from Lockheed Martin Aeronautics, which was for three micro satellites, and we have a policy that customers have to announce the awards. We don't announce awards or dollars for the customers. They have to do it themselves. Once again, we are very happy to be working for Lockheed Martin, on this program and many others, and we continue to see the volume of people coming to us to bid on programs. It's far greater than what we could handle at the moment. It is a great—it's a very high class problem and we're expanding as quickly as possible to be able to meet not only current but also future customer needs.

Jonathan Siegmann

Marco, do you have patents that prevent others from making satellites to compete with yours? More broadly, what's keeping others from making a satellite bus that can do what yours does?

Marco Villa

Yes, it's always an interesting question and one with patents. In space it's very unlikely and very unusual to do patents. The vast majority of the things we do and I've seen has always been done is through trade secrets. What we do is we protect everything we do through trade secrets. To be honest, I've seen in my career many times a company coming through and trying to get into the business and giving it a shot. The problem is it's not easy. Space is very hard. What is even harder is to do it consistently, time after time, year after year, satellite after satellite. That's why we have built a solution with many building blocks - 65 modules and more coming - that allows us to combine them together to fulfill the different needs of the customer. That's the hard part that—and the trade secret is very hard for people to overcome.

Jonathan Siegmann

Thank you. Gary, what is maintenance Capex for Satellite Solutions when Florida's is at full production? What is maintenance Capex for the constellation?

Gary Hobart

We don't precisely break that out but what I can say is that roughly 90% of the Capex you see on our projection model is coming from our EO constellation, although this is coming from our investment in Space Florida and the balance is maintenance Capex.

Jonathan Siegmann

Marc, how are you different from Spire, BlackSky and Planet? They all went public through a SPAC and then struggled in the market. Why do the SPAC and not an IPO?

Marc Bell

I always go backwards. We looked at doing an IPO, a SPAC, a direct listing, and my business partner Dan Staton and I did a SPAC back in 2007 called Enterprise Acquisition. It was a $250 million SPAC. It de-SPAC'd before there were PIPEs with only $25 million in 2009. Times were a little different. That being said, that turned into Armour Residential REIT that has paid out over $1.5 billion in dividends. When it started it was just a $25 million capital base. We understood how you can use the SPAC vehicle to be successful.

The other thing we also looked at when we were considering an IPO or direct listing is we wanted to definitiveness of closure. If we tried to go public two weeks ago we would have failed. It would have been a market out, the market was in turmoil, our book would have walked away from us. We're very happy we picked the SPAC because with Francisco Partners, Lockheed Martin, Beach Point Capital, Daniel Staton all backing up the SPAC for our de-SPAC, we’ll have more than enough liquidity at the end of the day to hopefully have the answer that we want as far as a positive de-SPAC.

As far as Planet, BlackSky and Spire and all the others, on one hand, all those companies aren't competitors, they can be customers of ours. They should be customers of ours. We would probably save them some money. Because we should be building satellites because all these new space companies you see that have de-SPAC'd, they're all one trick ponies. They're all doing a single mission, a single thing. What we do is we do everything, and that makes us very unique, because we're building a bus and we're payload agnostic, as I said earlier. We could build payloads for all of them, or they could provide their payloads and we could build the bus, but we could do it cheaper and more efficiently. But we're very focused at the end of the day of wanting to work with everybody and want to see everybody be successful. Thank you.

Jonathan Siegmann

Thank you. Gary, how much are business comes from and is expected to come from Lockheed Martin?

Gary Hobart

Sure. Going forward, the majority of business will come from Lockheed Martin. Our historical numbers are ramping to that. About 35% of our revenues in 2019 are from Lockheed Martin, about a little over—low 20s into 2020, and then about 47% year-to-date through September. But we expect it to be a majority going forward. But the important thing I want to emphasize on this though is, while Lockheed will represent one line on that item, we do multiple programs through Lockheed. Oftentimes, Lockheed, while they're the prime or the sub, there are programs that we're working on where we're teaming with them where we're going to be the prime and they're the sub. The relationship is a good mix of customers and programs and Lockheed will show up as one item, but that's part of having a strategic relationship with them.

Jonathan Siegmann

On that topic, one for you, Marc. Is the relationship with Lockheed Martin exclusive?

Marc Bell

It's a non-exclusive relationship, but it is a great relationship. Do we team with them? We work with them on programs. Sometimes they prime, sometimes we prime, sometimes we'll even co-prime. It's a great relationship. We also work with them on the processing of SAR data. They will be processing data for our PredaSAR constellation once it goes live. But we're allowed to work with anybody. But we're choosing to do a lot of work with Lockheed Martin because it really is a great relationship.

Jonathan Siegmann

Marco, one for you. Why in the small satellite revolution are you building larger satellites than others? Isn't smaller better, cheaper?

Marco Villa

Well, not always. The key word today is value. The key word is really that. It's not the size itself. We recognized very early on size is going to change. Very often it's dictated, almost all the time, by your payload, and the payload is dictated by physics. You can't really fight that size need all the time. You have to focus on value. That's why we define ourselves as the company that's able to do the mass customization. We are able to find the minimal valuable product when it comes to production so that we can do a high number of production and recombine all these building blocks into the appropriate size to get the job done for their mission. That's where you fit all of this together.

Jonathan Siegmann

Marco, will satellites have the capacity for on orbit refueling and maintenance?

Marco Villa

Satellites in general, they will eventually have the capability and some of our customers come to us to build buses to fulfill their needs on their specific business plan. The satellites we are building for PredaSAR will not have the capability initially. Maintenance-wise, it's a little different. There are different types of maintenance and obviously we are software-defined, as you heard before. We do have inherent capability of 'patch it up' if you want, in order to maintain an availability of the satellite. But when it comes to the combination of the need of them, is really not there. It's not one of those features that must be there in order for PredaSAR to be successful.

Jonathan Siegmann

Thank you. Gary, you hear about some SPACs having very high redemptions. What will happen in a high redemption scenario for Terran Orbital? Will you need to change your strategy?

Gary Hobart

Sure. We designed the structure with Tailwind Two to have—the cover-off scenario is where if we hit a soft patch in the market, high redemptions, that we have more certainty of closing. The structure we have is a backstop where literally as high as 85% redemptions will still allow us to close. That's because we have $250 million of commitment, committed capital coming in in the form of just over $50 million in PIPE and $200 million of debt commitment. If we have high redemptions, we have the ability to draw capital from other sources to be able to close the deal.

The second thing I'd emphasize is is that if we encounter high redemptions and have a different capital profile than a zero redemption scenario, we have the flexibility, as I've been mentioning, to really think about our capital spend with that constraint in mind. We would still close with sufficient liquidity for really looking out for many, many years. But we have to think about many years. Everything we do is planning for the future, investing now to be able to stand up capacity, to do the thousand satellites. Putting satellites in the sky now for Earth Observation and Constellation. But we have a capital discipline and the flexibility to really manage it.

One of the things—when I invested in the Company, our teams at Beach Point did four years ago, was really looking at where the Company was going and the capital it had to go there. At this point what we're doing by going public and having a backstop is making sure we have sufficient capital to really go after the near-term demand and feed that, but also really start feeding into our Earth Observation Constellation. If we have capital constraints, we can dial it back. We don't need to go to 96 satellites to have a successful, very high margin business in Earth Observation. We can do that with fewer.

One of the great things I think about what we have, what we offer to the investors is the ability to capture all the solutions that we see, particularly in the defense and intelligence industry, whether it's them asking us to build a constellation for them that they own, or buying data from us. The ability to really do that is quite special. We have a very deep moat here. We've got 10 years of heritage. We've got 10-year head start. If anybody who wants to build this, I was joking with Roger right now, if someone wants to take our technology and say, okay, I'll do it cheaper by replicating them, they're not going to be able to reverse engineer our satellites in space. They just don't even have access to them.

This is really a unique business and we want to make sure we close this deal so we could actually serve our customers' solutions and have the capital to do it.

Jonathan Siegmann

Thank you. Roger, one for you. It was mentioned that Terran already has its contract wins for the SAR constellation even before launching. How does that position you for future awards with the DoD and Intelligence community? Does incumbency matter if it's just commercial data, or is your offering unique to the government?

Roger Teague

Jon, another great question. Appreciate it very much. We're very honored. As I mentioned, the Air Force Research Laboratory award that was announced several months ago. In addition, back in December, the National Reconnaissance Office announced that they had selected PredaSAR as a partner, as part of the commercial radar integration effort to go forward as a commercial products provider.

This is where I really think that Terran stands out as an end-to-end solutions provider and I think represents a tremendous opportunity for us as we build and grow these relationships with the government. It's very, very important and the government, I like to say, likes to adopt a crawl, walk, run approach towards building relationships with commercial providers. They're unknown largely, many of them are, and it's important that you establish a strong foundation, a business foundation early and have that ability to demonstrate key capabilities, if you will, certify them or get the government comfortable with the kind of product or service that's going to be provided.

Then beyond that, grow the relationship over time. That's exactly what the NRO is intending to do with their announcement with the Commercial Radar Services contract that was recently announced. In that regard, PredaSAR will be able to demonstrate some modeling and simulation, if you will, and move that into on orbit demonstration and ultimately get qualified or certified as a commercial radar provider. It's a tremendous opportunity, obviously, to start out small and increasingly over time continue into ultimately a service level agreement consistent with the enhance viewterference) contract approach that the NRO has maintained for over a decade now with electro-optical imagery. That model works very, very well as an example for the NRO.

But I think you're going to see more and more of that across all of the services and agencies. As we've talked to them, that's exactly the kinds of plans that they're laying in and it's consistent again with the direction that Congress, as well as the executive department, the White House and whatnot, are trying to achieve as we—be able to make that transition and take advantage of commercial capabilities.

Gary Hobart

Yes, and this program Roger's mentioning, it was a $3 billion probably over the last 10 years. So that's just one part of the U.S. government. There's very, very many buyers.

Christian “Boris” Becker

Just recently, the Secretary of the Air Force, Frank Kendall, spoke publicly about the need to use commercial providers for tactical intelligence, surveillance and reconnaissance capabilities from space and has given that task to the Space Force, opening up even further channels.

Jonathan Siegmann

Thank you. Would a further extension of the continuing resolution impact Terran's ability to receive new government contracts in '22? Gary, do you want to take that one?

Gary Hobart

I apologize. Can you repeat the question, Jon?

Jonathan Siegmann

Would a further extension of the continuing resolution, the CR, impact Terran Orbital's ability to receive new government contracts?

Gary Hobart

You know what, Roger, why don't you handle that one. I think your unique insights, if you don’t mind

Roger Teague

Yes, yes.

Gary Hobart

A little bit more, if you don't mind.

Roger Teague

The CR typically, the continuing resolution typically impacts new starts. New starts only. It depends. Sometimes there's language specific to that. But typically it's for new starts. Programs that already exist and/or annual recurring kinds of contracts are typically not impacted.

Gary Hobart

As a specific example, Derek Tournear, the Director of the Space Development Agency, has stated publicly that the continuing resolution will not impact their award of the Transport Layer tranche 1 contract that they started the acquisition for in Fiscal Year '22, but the RFI was in Fiscal Year '21. They're going to proceed with that award, irrespective of the CR.

Jonathan Siegmann

Last question for you, Marc. Where do you see Terran Orbital in 5, 10, 15 years?

Marc Bell

Mute again, I realize. I'm still learning. I always say, you bet on the jockey, not on the horse. This is the fifth unicorn that I've started. It's the 17th company that, between Dan Staton and myself, we've taken public, and we've always stated that an IPO is not an ending, it's a beginning. Going public is where we're beginning our journey, not ending our journey. With the new capital we'll be receiving and with the support of our shareholders and our stakeholders, we are excited about the future. We believe that we can't be number one and number two in any industry we go into. We shouldn't be there. We believe we're uniquely positioned to be number one and number two in the industries that we're going into.

We're very excited about our future. I'm going to be here for a long time and so will Terran Orbital.

With that, I want to thank everyone for your time today and your interest in Terran Orbital. I hope we've given you great insight into our growth and our opportunities ahead, and we look forward to speaking with you again soon. You can always reach out to us and keep track of our updated news at www.terranorbital.com. Thank you for joining us.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital

Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing the world’s largest, most advanced NextGen Earth Observation constellation to provide persistent, real-time earth imagery. Learn more at www.terranorbital.com.

Important Information and Where to Find It

In connection with the proposed business combination with Terran Orbital, Tailwind Two filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) containing a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Tailwind Two’s shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this press release constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and you must make your own decisions and perform your own independent investment and analysis of the potential transactions.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements; Market Ranking and Other Industry Data" in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this press release. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.